UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12 (g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES ACT OF 1934.

Commission File Number 333-150158

B-SCADA, INC.

(Exact name of registrant as specified in its charter)

9030 West Fort Island Terrace, Building 9

Crystal River, Florida 34429

(352) 564-9610

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)
Rule 12g-4(a)(2)
Rule 12h-3(b)(1)(i)	X
Rule 12h-3(b)(1)(ii)
Rule 15d-6
Rule 15d-22(b)

Approximate number of holders of record as of the certification or notice date:  128

Pursuant to the requirements of the Securities Exchange Act of 1934, Caspian Services, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person

Date: September 2, 2016	By:	/s/ Allen Ronald DeSerranno
Allen Ronald DeSerranno
Chief Executive Officer